Exhibit 99.2

Exhibit No.	Exhibits

99.2	Acceptance of the resignation of Mr. Emmanuel F. Dooc as representative director of the Social Security System, effective immediately;

Election of Ms. Aurora Cruz Ignacio as representative director of the Social Security System to hold office effective immediately and for the unexpired term of her predecessor in office, Mr. Emmanuel F. Dooc;

Officer confirmation and promotions; and Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

November 8, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 8, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 As of September 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 8, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation and Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 8, 2018:

1.

The Board accepted the resignation of Mr. Emmanuel F. Dooc as representative director of the Social Security System in the Company’s Board, effective immediately. The Board conveyed their gratitude to Mr. Dooc for his service and wished him continued success in his other endeavours.

The resignation of Mr. Dooc is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.

As recommended by the Governance and Nomination Committee which conducted the screening process and determined that director-nominee, Ms. Aurora Cruz Ignacio possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Ms. Aurora Cruz Ignacio as representative director of the Social Security System in the Company, to hold office effective immediately and for the unexpired term of her predecessor in office, Mr. Emmanuel F. Dooc.

Ms. Aurora Cruz Ignacio, 62 years old, is the first woman chairperson of the Social Security Commission (SSC), the governing body of the Social Security System (SSS). She is a member of various committees, including the Investment Oversight, Governance, Media Affairs, Coverage and Collection, Risk Management, Information Technology, and Audit Committees, of the SSC.

Prior to her appointment at SSC, Ms. Ignacio served as Assistant Secretary for Special Projects under the Office of the President of the Republic of the Philippines, and was designated as the Focal Person for Anti-Illegal Drugs pursuant to Presidential Directive No. 5. As Focal Person, she helped the Inter-Agency Committee on Anti-Illegal Drugs (ICAD) in harmonizing all anti-illegal drug government programs. She oversaw the active participation of the ICAD Member-Agencies in Rehabinasyon, or the government’s all-encompassing campaign against illegal drugs. She initiated the institution of Substance Abuse Helpline 155, where drug dependents and their families can call for assistance with complete confidentiality. In addition, she was also tasked to handle Special Projects for the Office of the President of the Philippines, while at the same time attending to her duties as a Principal Member of Task Force on the Establishment of Rehabilitation and Treatment Centers for Drug Users. She was a Guest Member of the Dangerous Drugs Board (DDB) and a council member of the National Food Authority. Prior to her government stint, Ms. Ignacio worked in the Bank of the Philippine Islands as corporate banking employee from 2013 to 2016.

Ms. Ignacio obtained her Bachelor of Science Degree in Commerce Major in Banking and Finance from Centro Escolar University.

3.

The Board confirmed the appointment of Atty. Juan Alfonso D. Suarez as First Vice President, Deputy Head for Organization Change Management and Head of Business Partnering & Centers of Excellence, effective October 1, 2018.

Atty. Juan Alfonso D. Suarez is a seasoned Human Resources Executive having significant experience leading and managing the HR function for companies with multiple business units, operating in different countries. Prior to his appointment in PLDT, he served as the

Country HR Director and Senior HR Business Partner Asia, Middle East, & Africa for Delivery Organization of DXC Technology. He also served as Regional Human Resources Director of Hewlett Packard Corporation from January 2012 to March 2017, SBU Human Resources Executive and Head of Jollibee Foods Corporation from August 2009 to December 2011, and Vice President of AIG-Philippine American Life and General Insurance Company from April 2008 to July 2009.

Atty. Suarez obtained his Bachelor of Laws Degree from Arellano University and A.B. in Behavioral Science Degree, B.S. Commerce Degree Major in Business Management, and Master’s Degree in Business Administration from De La Salle University.

4.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective November 8, 2018:

Name	From	To
1.Marissa V. Conde	Vice President – Wireless Financial Controller	First Vice President – Wireless Financial Controller
2.Gil Samson D. Garcia	Vice President – Revenue and Cash Assurance Management	First Vice President – Revenue and Cash Assurance Management
3.Joseph Ian G. Gendrano	Vice President – Enterprise Core Business Solutions	First Vice President – Enterprise Core Business Solutions
4.Delano M. Ramos	Vice President – Network Build	First Vice President – Network Build
5.Maria Cecilia H. Abad	Assistant Vice President – Consumer Care	Vice President – Consumer Care
6.Elizabeth S. Andojar	Assistant Vice President – Enterprise Credit & Revenue Collection Management	Vice President – Enterprise Credit & Revenue Collection Management
7.Tito Rodolfo B. Aquino, Jr.	Assistant Vice President – Contracts Management	Vice President – Contracts Management
8.Melanie A. Manuel	Assistant Vice President – Carrier Settlements & Business Solutions Credit Management	Vice President – Carrier Settlements & Business Solutions Credit Management
9.Ronaldo David R. Mendoza	Assistant Vice President – Building Industry & Consultancy Services	Vice President – Building Industry & Consultancy Services
10.Eduardo H. Rafuson	Assistant Vice President - Fraud Risk Management	Vice President – Fraud Risk Management
11.Jecyn Aimee C. Teng	Assistant Vice President - SME Relationship Management B	Vice President – SME Relationship Management B

5.

The Board declared a cash dividend of ₱12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2018, payable on December 15, 2018 to the holder of record on November 23, 2018.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2018, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 8, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  November 8, 2018